Filed Pursuant to Rule 424(b)(5)
Registration No. 333-109802

Subject to Completion

Preliminary Prospectus Supplement dated March 23, 2004

PROSPECTUS SUPPLEMENT (To prospectus dated November 26, 2003)

1,000,000 Units

Merrill Lynch & Co., Inc.

97% Protected Notes Linked to the Performance of the Global Equity Basket

due January     , 2012

(the “Notes”)

$10 principal amount per unit

The Notes:

•       No payments before the maturity date.

•       Senior unsecured debt securities of Merrill Lynch &
Co., Inc.

•       Linked to the value of the Global Equity Basket, an index basket comprised of the Nikkei 225 Index, the Dow Jones EURO STOXX 50 Index and the S&P 500 Index, each initially equally weighted.

•       We have applied to have the Notes quoted on the Nasdaq National Market under the symbol “PGEB”.

•       Expected settlement date: April     , 2004.

•       Minimum repayment at maturity will not be less than 97% of the principal amount per unit.

Payment at maturity:

•       On the maturity date, for each unit of the Notes you own, we will pay you an amount equal to the sum of $9.70 per unit and an additional amount, which may be zero, based on the percentage increase, if any, in the value of the Global Equity Basket multiplied by a participation rate expected to be between 100% and 105%, as described in this prospectus supplement. If the value of the Global Equity Basket decreases or does not increase sufficiently, at maturity you will receive less than the $10 principal amount per unit, which would result in a loss to you. The value of the Global Equity Basket must increase by a percentage expected to be between 2.87% and 3.00%, depending upon the actual participation rate, in order for you to receive at least the principal amount of $10 per unit. In no event, however, will you receive less than 97% of the principal amount per unit.

Investing in the Notes involves risks that are described in the “ Risk Factors” section beginning on page S-7 of this prospectus supplement.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus supplement or the accompanying prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

	Per Unit	Total
Public offering price(1)	$10.00	$10,000,000
Underwriting discount	$	$
Proceeds, before expenses, to Merrill Lynch & Co., Inc.	$	$

(1)	The public offering price and the underwriting discount for any single transaction to purchase units or more will be $ per unit and $ per unit, respectively.

Merrill Lynch & Co.

The date of this prospectus supplement is April     , 2004.

“Dow Jones”, “THE DOW JONES EURO STOXX 50SM” and “STOXXSM” are service marks of Dow Jones & Company, Inc. and have been licensed for use for certain purposes by Merrill Lynch & Co., Inc. Merrill Lynch & Co., Inc.’s 97% Protected Notes Linked to the Performance of the Global Equity Basket due January     , 2012 based on THE DOW JONES EURO STOXX 50SM are not sponsored, endorsed, sold or promoted by Dow Jones, and Dow Jones makes no representation regarding the advisability of investing in such product.

“Standard & Poor’s®”, “Standard & Poor’s 500”, “S&P 500®”, “S&P®” and “500” are trademarks of the McGraw Hill Company Inc. and have been licensed for use by Merrill Lynch Capital Services Inc., and Merrill Lynch & Co., Inc. is an authorized licensee.

Prospectus Supplement

Prospectus

SUMMARY INFORMATION—Q&A

This summary includes questions and answers that highlight selected information from this prospectus supplement and the accompanying prospectus to help you understand the 97% Protected Notes Linked to the Performance of the Global Equity Basket due January     , 2012. You should carefully read this prospectus supplement and the accompanying prospectus to fully understand the terms of the Notes, the Global Equity Basket (the “Basket”), the extent of the principal protection, and the tax and other considerations that are important to you in making a decision about whether to invest in the Notes. You should carefully review the “Risk Factors” section, which highlights certain risks associated with an investment in the Notes, to determine whether an investment in the Notes is appropriate for you.

References in this prospectus supplement to “ML&Co.”, “we”, “us” and “our” are to Merrill Lynch & Co., Inc. and references to “MLPF&S” are to Merrill Lynch, Pierce, Fenner & Smith Incorporated.

What are the Notes?

The Notes will be a series of senior debt securities issued by ML&Co. and will not be secured by collateral. The Notes will rank equally with all of our other unsecured and unsubordinated debt. The Notes will mature on January     , 2012. We cannot redeem the Notes at an earlier date. We will not make any payments on the Notes until maturity.

Each unit of the Notes represents $10 principal amount of the Notes. You may transfer the Notes only in whole units. You will not have the right to receive physical certificates evidencing your ownership except under limited circumstances. Instead, we will issue the Notes in the form of a global certificate, which will be held by The Depository Trust Company, also known as DTC, or its nominee. Direct and indirect participants in DTC will record your ownership of the Notes. You should refer to the section “Description of the Debt Securities—Depositary” in the accompanying prospectus.

Are there any risks associated with my investment?

Yes, an investment in the Notes is subject to risks. Please refer to the section “Risk Factors” in this prospectus supplement.

Will I receive interest payments on the Notes?

You will not receive any interest payments on the Notes, but will instead receive the sum of the Minimum Redemption Amount plus the Supplemental Redemption Amount, if any, at maturity. We have designed the Notes for investors who are willing to forego periodic interest payments on the Notes, in exchange for the ability to participate in possible increases in the Basket.

Who determines the value of the Basket and what does the Basket reflect?

Merrill Lynch, Pierce, Fenner & Smith Incorporated (the “Calculation Agent”) will determine the value of the Basket as described in the section entitled “The Basket” in this prospectus supplement. The Basket is designed to allow investors to participate in the movement of the values of certain indices, as reflected by changes in the Basket over the term of the Notes. The indices comprising the Basket are the Nikkei 225 Index, the Dow Jones EURO STOXX 50 Index (the “EURO STOXX 50 Index”) and the S&P 500 Index (each a “Basket Index”). Each Basket Index has been assigned an equal initial weighting and such weighting reflects the value of each Basket Index in the Basket on the date the Notes are priced for initial sale to the public (the “Pricing Date”).

On the Pricing Date, a fixed factor (the “Multiplier”) will be determined for each Basket Index by taking the initial weighting for such Basket Index multiplying that weighting by 100, and then dividing the result by the value of that Basket Index observed on the Pricing Date. The Multipliers may be used to calculate the value of the Basket on any given day by summing the products of each Basket Index and its designated Multiplier, as described in this prospectus supplement. The Multipliers for each Basket Index will be listed in the section entitled “The Basket” in the final prospectus supplement delivered in connection with sales of the Notes.

How has the Basket performed historically?

The Basket will not exist until the Pricing Date. We have, however, included a table showing hypothetical monthly historical values of the Basket for each month from January 1996 to February 2004 based upon the hypothetical Multiplier for each Basket Index calculated as of March 22, 2004 and historical values of each Basket Index. In addition, we have included tables showing the historical monthly values of each Basket Index for each month from January 1996 to February 2004. These tables are included in the section entitled “The Basket” in this prospectus supplement.

We have provided this hypothetical historical and historical information to help you evaluate the behavior of the Basket in various economic environments; however, this past performance is not indicative of how the Basket will perform in the future.

What will I receive on the stated maturity date of the Notes?

We have designed the Notes for investors who are willing to forego some principal protection in exchange for enhanced participation in possible increases in the value of the Basket. On the stated maturity date, you will receive a cash payment per unit equal to the sum of two amounts: the “Minimum Redemption Amount” and the “Supplemental Redemption Amount”, if any.

Minimum Redemption Amount

The “Minimum Redemption Amount” per unit is $9.70.

Supplemental Redemption Amount

The “Supplemental Redemption Amount” per unit will equal:

$10 ×	(	Ending Value – Starting Value Starting Value	)	×	Participation Rate

but will not be less than zero.

As a result of the foregoing, the value of the Basket will need to increase by a percentage between 2.87% and 3.00%, depending upon the actual Participation Rate, as described below, in order for you to receive an amount at maturity equal to the principal amount of $10 per unit. If the value of the Basket decreases or does not increase sufficiently, you will receive less than the principal amount of $10 per unit. In no event, however, will you receive less than 97% of the principal amount per unit.

The “Starting Value” will equal 100.00, the value of the Basket as set on the Pricing Date.

The “Ending Value” means the average, arithmetic mean, of the values of the Basket at the close of the market on five business days shortly before the maturity of the Notes. We may calculate the Ending Value by reference to fewer than five or even a single day’s closing value if, during the period shortly before the stated maturity date of the Notes, there is a disruption in the trading of a sufficient number of stocks included in a Basket Index or certain futures or option contracts relating to a Basket Index.

The “Participation Rate” will be a fixed percentage expected to be between 100% and 105%. We will determine the actual Participation Rate on the Pricing Date and disclose it to you in the final prospectus supplement delivered in connection with sales of the Notes.

We will pay you a Supplemental Redemption Amount only if the Ending Value is greater than the Starting Value. If the Ending Value is less than, or equal to, the Starting Value, the Supplemental Redemption Amount will be zero. We will pay you the Minimum Redemption Amount regardless of whether any Supplemental Redemption Amount is payable.

For more specific information about the Supplemental Redemption Amount, please see the section “Description of the Notes” in this prospectus supplement.

Examples

Here are three examples of Supplemental Redemption Amount calculations, assuming a Participation Rate of 102.50%, the midpoint of the expected range of 100% to 105%:

Example 1—At the stated maturity, the value of the Basket is below the Starting Value:

Minimum Redemption Amount: $9.70

Starting Value: 100

Hypothetical Ending Value: 90

Supplemental Redemption Amount (per unit) = $10 ×	(90 – 100 100)	× 102.50%	= $0	(Supplemental Redemption Amount cannot be less than zero)

Total payment at maturity (per unit) = $9.70 + $0 = $9.70

Example 2—At the stated maturity, the value of the Basket is slightly above the Starting Value:

Minimum Redemption Amount:  $9.70

Starting Value: 100

Hypothetical Ending Value: 102

Supplemental Redemption Amount (per unit) = $10 ×	(102 – 100)	× 102.50%	= $0.21	(The value of the Basket has not sufficiently increased to prevent a loss to you)
100

Total payment at maturity (per unit) = $9.70 + $0.21 = $9.91

Example 3—At the stated maturity, the value of the Basket is above the Starting Value:

Minimum Redemption Amount: $9.70

Starting Value: 100

Hypothetical Ending Value: 110

Supplemental Redemption Amount (per unit) = $10 ×	(110 – 100)	× 102.50%	= $1.03
100

Total payment at maturity (per unit) = $9.70 + $1.03 = $10.73

What about taxes?

Each year, you will be required to pay taxes on ordinary income from the Notes over their term based upon an estimated yield for the Notes, even though you will not receive any payments from us until maturity. We have determined this estimated yield, in accordance with regulations issued by the U.S. Treasury Department, solely in order for you to figure the amount of taxes that you will owe each year as a result of owning a Note. This estimated yield is neither a prediction nor a guarantee of what the actual cash payment at maturity will be, or that the actual cash payment at maturity will even exceed $9.70. We have determined that this estimated yield will equal             % per annum, compounded semiannually.

Based upon this estimated yield, if you pay your taxes on a calendar year basis and if you buy a Note for $10 and hold the Note until maturity, you will be required to pay taxes on the following

amounts of ordinary income from the Note each year: $             in 2004, $             in 2005, $             in 2006, $             in 2007, $             in 2008, $             in 2009, $             in 2010, $             in 2011 and $             in 2012. However, in 2012, the amount of ordinary income that you will be required to pay taxes on from owning each Note may be greater or less than $            , depending upon the cash payment at maturity you receive. Also, if the cash payment at maturity is less than $            , you may have a loss which you could deduct against other income you may have in 2012, but under current tax regulations, you would neither be required nor allowed to amend your tax returns for prior years. For further information, see “United States Federal Income Taxation” in this prospectus supplement.

Will the Notes be listed on a stock exchange?

We have applied to have the Notes quoted on the Nasdaq National Market under the symbol “PGEB”. You should be aware that the quotation of the Notes on the Nasdaq will not necessarily ensure that a liquid trading market will be available for the Notes. You should review “Risk Factors—There may be an uncertain trading market for the Notes” in this prospectus supplement.

What is the role of MLPF&S?

Our subsidiary, MLPF&S, is the underwriter for the offering and sale of the Notes. After the initial offering, MLPF&S intends to buy and sell the Notes to create a secondary market for holders of the Notes, and may stabilize or maintain the market price of the Notes during the initial distribution of the Notes. However, MLPF&S will not be obligated to engage in any of these market activities or continue them once it has started.

MLPF&S will also be our agent for purposes of calculating, among other things, the Ending Value and the Supplemental Redemption Amount, if any. Under certain circumstances, these duties could, result in a conflict of interest between MLPF&S’ status as a subsidiary of ML&Co. and its responsibilities as calculation agent.

Who is ML&Co.?

Merrill Lynch & Co., Inc. is a holding company with various subsidiary and affiliated companies that provide investment, financing, insurance and related services on a global basis. For information about ML&Co. see the section “Merrill Lynch & Co., Inc.” in the accompanying prospectus. You should also read the other documents we have filed with the SEC, which you can find by referring to the section “Where You Can Find More Information” in this prospectus supplement.

RISK FACTORS

Your investment in the Notes will involve risks. You should carefully consider the following discussion of risks before deciding whether an investment in the Notes is suitable for you.

Your investment may result in a loss

We will not repay you a fixed amount of principal at maturity equal to your initial investment in the Notes. The payment at maturity on the Notes will depend on the change in the value of the Basket. Because the value of the Basket is subject to market fluctuations, the amount you receive at maturity may be more or less than the principal amount of the Notes. If the Ending Value is less than or equal to the Starting Value, the amount you will receive at maturity will be less than the principal amount per unit, in which case your investment in the Notes will result in a loss to you. Even if the Ending Value is greater than the Starting Value, the increase in the value of the Basket may not be sufficient to ensure that the amount you will receive at maturity will exceed the principal amount of the Notes; in such a case, your investment in the Notes will result in a loss to you. The amount you will receive at maturity will, however, never be less than 97% of the principal amount per unit of Notes.

Your yield may be lower than the yield on a standard debt security of comparable maturity

The amount we pay you at maturity may be less than the return you could earn on other investments. Your yield may be less than the yield you would earn if you bought a standard senior non-callable debt security of ML&Co. with the same stated maturity date. Your investment may not reflect the full opportunity cost to you when you take into account factors that affect the time value of money.

Your return will not reflect the return of owning the stocks included in the Basket Indices

The return on your Notes will not reflect the return you would realize if you actually owned the stocks included in each of the Basket Indices and received the dividends paid on those stocks because the value of the Basket is calculated by reference to the prices of the stocks included in each Basket Index without taking into consideration the value of dividends paid on those stocks.

There may be an uncertain trading market for the Notes

We have applied to have the Notes quoted on the Nasdaq National Market under the symbol “PGEB”. You cannot assume that a trading market will develop for the Notes. If a trading market does develop, there can be no assurance that there will be liquidity in the trading market. The development of a trading market for the Notes will depend on our financial performance, and other factors such as the increase, if any, in the value of the Basket.

If the trading market for the Notes is limited, there may be a limited number of buyers for your Notes if you do not wish to hold your investment until maturity. This may affect the price you receive.

Your return may be affected by factors affecting international securities markets

The Basket Indices that comprise the Basket measure the value of the equity securities of companies listed on various U.S., European and Asian exchanges. The return on the Notes will be affected by factors affecting the value of securities in these markets. The European and Asian securities markets may be more volatile than U.S. or other securities markets and may be affected by market developments in different ways than U.S. or other securities markets. Direct or indirect government intervention to stabilize a particular non-U.S. securities market and cross-shareholdings in European and Asian companies on these markets may affect prices and the volume of trading on those markets. Also, there is generally less publicly available information about non-U.S. companies than about U.S. companies that are subject to the reporting requirements of the SEC. Additionally, non-U.S. companies are subject to accounting, auditing and financial reporting standards and requirements that differ from those applicable to U.S. reporting companies.

The prices and performance of securities of companies in Europe and Asia may be affected by political, economic, financial and social factors in those regions. In addition, recent or future changes in a country’s government, economic and fiscal policies, the possible imposition of, or changes in, currency exchange laws or other laws or restrictions applicable to non-U.S. companies or investments in non-U.S. equity securities, and possible fluctuations in the rate of exchange between currencies are factors that could negatively affect the international securities markets. Moreover, the relevant European and Asian economies may differ favorably or unfavorably from the U.S. economy in economic factors such as growth of gross national product, rate of inflation, capital reinvestment, resources and self-sufficiency.

Your return may be affected by currency exchange rates

Changes in exchange rates will not be considered in calculating the Supplemental Redemption Amount, if any, but may affect the businesses, profitability and trading prices of companies included in the Basket Indices, and therefore the value of the Basket. Further, the EURO STOXX 50 Index is calculated using the euro or, in the case of underlying securities that do not trade in euros, the euro-equivalent trading prices of the underlying securities. Where used, the euro-equivalent trading price of an underlying security will depend in part on the then current exchange rate between the relevant currency and the euro. Changes in such exchange rates may, therefore, affect the value of the EURO STOXX 50 Index and, in turn, the value of the Basket.

The Index Publishers have no obligations relating to the Notes

The Index Publishers, as defined below, have no obligations relating to the Notes or amounts to be paid to you, including any obligation to take the needs of ML&Co. or of beneficial owners of the Notes into consideration for any reason. The Index Publishers will not receive any of the proceeds of the offering of the Notes and are not responsible for, and have not participated in, the offering of the Notes and are not responsible for, and will not participate in, the determination or calculation of the amount receivable by beneficial owners of the Notes.

The Index Publishers are under no obligation to continue the calculation and dissemination of any of the Basket Indices. The Notes are not sponsored, endorsed, sold or promoted by the Index Publishers. No inference should be drawn from the information contained in this prospectus supplement or the accompanying prospectus that the Index Publishers make any representation or warranty, implied or express, to ML&Co., the holder of the Notes or any member of the public regarding the advisability of investing in securities generally or in the Notes in particular or the ability of the Index Publishers or the Basket to track general stock market performance.

Many factors affect the trading value of the Notes; these factors interrelate in complex ways and the effect of any one factor may offset or magnify the effect of another factor

The trading value of the Notes will be affected by factors that interrelate in complex ways. It is important for you to understand that the effect of one factor may offset the increase in the trading value of the Notes caused by another factor and that the effect of one factor may exacerbate the decrease in the trading value of the Notes caused by another factor. For example, a change in the volatility of the Basket may offset some or all of any increase in the value of the Notes attributable to another factor, such as an increase in the value of the Basket. In addition, an increase in U.S. interest rates (which would tend to decrease the value of the Basket) may offset other factors that would otherwise increase the value of the Basket. The following paragraphs describe the expected impact on the market value of the Notes given a change in a specific factor, assuming all other conditions remain constant.

The value of the Basket is expected to affect the trading value of the Notes.    We expect that the market value of the Notes will depend substantially on the amount by which the value of the Basket exceeds the Starting Value. If you choose to sell your Notes when the value of the Basket exceeds the Starting Value, you may receive substantially less than the amount that would be payable at maturity based on that value because of the expectation that the value of the Basket will continue to fluctuate until the Ending Value is determined. If you choose to sell your Notes when the value of the Basket is below, or not sufficiently above, the Starting Value, you may receive less than the $10 principal amount per unit of Notes.

Changes in the levels of interest rates may affect the trading value of the Notes.    In general, if U.S. interest rates increase, we expect that the trading value of the Notes will decrease and, conversely, if U.S. interest rates decrease, we expect that the trading value of the Notes will increase. In general, if interest rates in Japan or Europe increase, we expect that the trading value of the Notes will increase and, conversely, if interest rates in Japan or Europe decrease, we expect that the trading value of the Notes will decrease. The level of interest rates in the U.S., Japan or Europe may also affect the applicable economies and, in turn, the values of the Basket Indices. Rising interest rates may lower the value of a Basket Index and, thus, may decrease the value of the Notes. Falling interest rates may increase the value of a Basket Index and, thus, may increase the value of the Notes.

Changes in the volatilities of the Basket Indices are expected to affect the trading value of the Notes.    Volatility is the term used to describe the size and frequency of price and/or market fluctuations. If the volatility of the Basket Indices increase we expect that the trading value of the Notes will increase and, conversely, if the volatility of the Basket Indices decrease, we expect the value of the Notes will decrease.

As the time remaining to maturity of the Notes decreases, the “time premium” associated with the Notes will decrease.    We anticipate that before their maturity, the Notes may trade at a value above that which would be expected based on the level of interest rates and the value of the Basket. This difference will reflect a “time premium” due to expectations concerning the value of the Basket during the period before the stated maturity of the Notes. However, as the time remaining to the stated maturity of the Notes decreases, we expect that this time premium will decrease, lowering the trading value of the Notes.

Changes in dividend yields of the stocks included in the Basket are expected to affect the trading value of the Notes.    In general, if dividend yields on the stocks included in the Basket increase, we expect that the value of the Notes will decrease and, conversely, if dividend yields on the stocks included in the Basket decrease, we expect that the value of the Notes will increase.

Changes in our credit ratings may affect the trading value of the Notes.    Our credit ratings are an assessment of our ability to pay our obligations. Consequently, real or anticipated changes in our credit ratings may affect the trading value of the Notes. However, because your return on your Notes is dependent upon factors in addition to our ability to pay our obligations under the Notes, such as the percentage increase, if any, in the value of the Basket at maturity, an improvement in our credit ratings will not reduce the other investment risks related to the Notes.

In general, assuming all relevant factors are held constant, we expect that the effect on the trading value of the Notes of a given change in most of the factors listed above will be less if it occurs later in the term of the Notes than if it occurs earlier in the term of the Notes. However, we expect that the effect on the trading value of the Notes of a given increase in the value of the Basket will be greater if it occurs later in the term of the Notes than if it occurs earlier in the term of the Notes.

Amounts payable on the Notes may be limited by state law

New York State law governs the 1983 Indenture under which the Notes will be issued. New York has usury laws that limit the amount of interest that can be charged and paid on loans, which includes debt securities like the Notes. Under present New York law, the maximum rate of interest is 25% per annum on a simple interest basis. This limit may not apply to debt securities in which $2,500,000 or more has been invested.

While we believe that New York law would be given effect by a state or federal court sitting outside of New York, many other states also have laws that regulate the amount of interest that may be charged to and paid by a borrower. We will promise, for the benefit of the holders of the Notes, to the extent permitted by law, not to voluntarily claim the benefits of any laws concerning usurious rates of interest.

Purchases and sales by us and our affiliates may affect your return

We and our affiliates may from time to time buy or sell the stocks included in the Basket Indices or futures or options contracts on the Basket Indices for our own accounts for business reasons or in connection with hedging our obligations under the Notes. These transactions could affect the price of these stocks and, in turn, the value of the Basket in a manner that would be adverse to your investment in the Notes.

Potential conflicts

Our subsidiary, MLPF&S, is our agent for the purposes of calculating the Ending Value and the Supplemental Redemption Amount payable to you at maturity. Under certain circumstances, MLPF&S’ role as our subsidiary and its responsibilities as Calculation Agent for the Notes could give rise to conflicts of interest. These conflicts could occur, for instance, in connection with its determination as to whether a value of the Basket or any Basket Index can be calculated on a particular trading day, or in connection with judgments that it would be required to make in the event of a discontinuance or unavailability of the Basket or any Basket Index. See “Description of the Notes—Adjustments to the Basket; Market Disruption Events” and “—Discontinuance of the Basket Indices” in this prospectus supplement. MLPF&S is required to carry out its duties as Calculation Agent in good faith and using its reasonable judgment. However, you should be aware that because we control MLPF&S, potential conflicts of interest could arise.

We have entered into an arrangement with one of our subsidiaries to hedge the market risks associated with our obligation to pay the amounts due at maturity on the Notes. This subsidiary expects to make a profit in connection with this arrangement. We did not seek competitive bids for this arrangement from unaffiliated parties.

ML&Co. or its affiliates may presently or from time to time engage in business with one or more of the companies included in the Basket Indices including extending loans to, making equity investments in, or providing advisory services to such companies, including merger and acquisition advisory services. In the course of business, ML&Co. or its affiliates may acquire non-public information relating to the companies included in the Basket Indices and, in addition, one or more affiliates of ML&Co. may publish research reports about the companies included in the Basket Indices. ML&Co. does not make any representation to any purchasers of the Notes regarding any matters whatsoever relating to the companies included in the Basket Indices. Any prospective purchaser of the Notes should undertake an independent investigation of the companies included in the Basket Indices as in its judgment is appropriate to make an informed decision regarding an investment in the Notes. The composition of the companies included in the Basket Indices does not reflect any investment or sell recommendations of ML&Co. or its affiliates.

Tax consequences

You should consider the tax consequences of investing in the Notes. See “United States Federal Income Taxation” in this prospectus supplement.

DESCRIPTION OF THE NOTES

ML&Co. will issue the Notes as a series of senior debt securities under the 1983 Indenture, which is more fully described in the accompanying prospectus. The Notes will mature on January     , 2012.

While at maturity a beneficial owner of a Note will receive the sum of the Minimum Redemption Amount plus the Supplemental Redemption Amount, if any, there will be no other payment of interest, periodic or otherwise. See “—Payment at maturity”.

The Notes will not be subject to redemption by ML&Co. or at the option of any beneficial owner before maturity. If an Event of Default occurs with respect to the Notes, holders of the Notes may accelerate the maturity of the Notes, as described under “—Events of Default and Acceleration” in this prospectus supplement and “Description of Debt Securities—Events of Default” in the accompanying prospectus.

ML&Co. will issue the Notes in denominations of whole units each with a principal amount of $10.00 per unit. You may transfer the Notes only in whole units. You will not have the right to receive physical certificates evidencing your ownership except under limited circumstances. Instead, we will issue the Notes in the form of a global certificate, which will be held by The Depository Trust Company, also known as DTC, or its nominee. Direct and indirect participants in DTC will record your ownership of the Notes. You should refer to the section “Description of the Debt Securities—Depositary” in the accompanying prospectus.

The Notes will not have the benefit of any sinking fund.

Payment at maturity

At maturity, a beneficial owner of a Note will be entitled to receive the Minimum Redemption Amount of that Note plus a Supplemental Redemption Amount, if any, all as provided below. If the Ending Value does not exceed the Starting Value, a beneficial owner will be entitled to receive only the Minimum Redemption Amount of the Note.

The “Minimum Redemption Amount” for a Note is $9.70.

The “Supplemental Redemption Amount” for a Note will be determined by the Calculation Agent and will equal:

principal amount of each Note ($10 per unit) ×	(	Ending Value – Starting Value Starting Value	)	× Participation Rate

provided, however, that in no event will the Supplemental Redemption Amount be less than zero.

As a result of the foregoing, the value of the Basket will need to increase by a percentage between 2.87% and 3.00%, depending upon the actual Participation Rate, as described below, in order for you to receive an amount at maturity equal to the principal amount of $10 per unit. If the value of the Basket decreases or does not increase sufficiently, you will receive less than the principal amount of $10 per unit. In no event, however, will you receive less than 97% of the principal amount per unit.

The “Starting Value” will be set to 100.00 on the Pricing Date.

The “Ending Value” will be determined by the Calculation Agent and will equal the average, arithmetic mean, of the closing values of the Basket determined on each of the first five Calculation Days during the Calculation Period. If there are fewer than five Calculation Days during the Calculation Period, then the Ending Value will equal the average, arithmetic mean, of the closing values of the Basket on those Calculation Days. If there is only one Calculation Day during the Calculation Period, then the Ending Value will equal the closing value of the Basket on that Calculation Day. If no Calculation Days occur during the Calculation Period, then the Ending Value will equal the closing value of the Basket determined on the last scheduled Basket Business Day in the Calculation Period regardless of the occurrence of a Market Disruption Event on that Basket Business Day.

The “Participation Rate” will be a fixed percentage expected to be between 100% and 105%. We will determine the actual Participation Rate on the Pricing Date and disclose it to you in the final prospectus supplement delivered in connection with sales of Notes.

The “Calculation Period” means the period from and including the seventh scheduled Basket Business Day before the maturity date to and including the second scheduled Basket Business Day before the maturity date.

A “Calculation Day” means any Basket Business Day during the Calculation Period on which a Market Disruption Event (as defined below under “—Adjustments to the Basket; Market Disruption Events”) has not occurred.

A “Basket Business Day” means any day on which the NYSE, the AMEX and the Nasdaq National Market are open for trading and the Basket Indices or any successor indices are calculated and published.

All determinations made by the Calculation Agent shall be at the sole discretion of the Calculation Agent and, absent manifest error, shall be conclusive for all purposes and binding on ML&Co. and the holders and beneficial owners of the Notes.

Hypothetical returns

The following table illustrates, for a range of hypothetical Ending Values of the Basket:

•	the percentage change from the Starting Value to the hypothetical Ending Value,

•	the total amount payable at maturity for each unit of Notes,

•	the total rate of return to beneficial owners of the Notes,

•	the pretax annualized rate of return to beneficial owners of Notes, and

•	the pretax annualized rate of return of an investment in the stocks included in the Basket Indices, which includes an assumed aggregate dividend yield of 1.72% per annum, as more fully described below.

Hypothetical Ending Value		Percentage change from the Starting Value to the hypothetical Ending Value	Total amount payable at maturity per unit of the Notes (1)	Total rate of return on the Notes (1)	Pretax annualized rate of return on the Notes (1)(2)	Pretax annualized rate of return of stocks included in the Basket Indices (2)(3)
30.00		–70.00%	9.70	–3.00%	–0.39%	–12.51%
40.00		–60.00%	9.70	–3.00%	–0.39%	–9.38%
50.00		–50.0%	9.70	–3.00%	–0.39%	–6.84%
60.00		–40.0%	9.70	–3.00%	–0.39%	–4.69%
70.00		–30.0%	9.70	–3.00%	–0.39%	–2.81%
80.00		–20.0%	9.70	–3.00%	–0.39%	–1.15%
90.00		–10.0%	9.70	–3.00%	–0.39%	0.36%
100.00	(4)	0.0%	9.70	–3.00%	–0.39%	1.73%
102.50		2.5%	9.96	–0.40%	–0.05%	2.06%
105.00		5.0%	10.21	2.10%	0.27%	2.38%
110.00		10.0%	10.73	7.30%	0.91%	3.00%
120.00		20.0%	11.75	17.50%	2.09%	4.18%
130.00		30.0%	12.78	27.80%	3.19%	5.28%
140.00		40.0%	13.80	38.00%	4.20%	6.31%
150.00		50.0%	14.83	48.30%	5.15%	7.28%
160.00		60.0%	15.85	58.50%	6.03%	8.20%
170.00		70.0%	16.88	68.80%	6.87%	9.08%

(1)	These values include the application of the hypothetical Participation Rate of 102.50%, the midpoint of the expected range of 100% to 105%.
(2)	The annualized rates of return are calculated on a semiannual bond equivalent basis.
(3)	This rate of return assumes:
(a)	a percentage change in the aggregate price of the stocks comprising each of the Basket Indices, and consequently a percentage change in each Basket Index, that equals the percentage change in the Basket from the Starting Value to the relevant hypothetical Ending Value;
(b)	a constant dividend yield of 1.72% per annum (which equals the average of a dividend yield of 0.81% for the Nikkei 225 Index, 2.72% for the EURO STOXX 50 Index and 1.63% for the S&P 500 Index), paid quarterly from the date of initial delivery of the Notes, applied to the value of the Basket Index at the end of each quarter assuming this value increases or decreases linearly from the Starting Value to the applicable hypothetical Ending Value;
(c)	no transaction fees or expenses; and
(d)	an investment term from March 23, 2004 to December 23, 2011, a term expected to be equal to that of the Notes.

(4)	This will be the Starting Value.

The above figures are for purposes of illustration only. The actual Supplemental Redemption Amount, received by you, if any, and the resulting total and pretax annualized rate of return will depend on the actual Ending Value determined by the Calculation Agent as described in this prospectus supplement.

Adjustments to the Basket; Market Disruption Events

If at any time Nihon Keizai Shimbum, Inc. (“NKS”), Dow Jones & Company, Inc. (“Dow Jones”) or Standard & Poor’s, a division of The McGraw-Hill Companies, Inc. (“Standard & Poor’s” or “S&P”) (each an “Index Publisher”) makes a material change in the formula for or the method of calculating its respective Basket Index or in any other way materially modifies such Basket Index so that the Basket Index does not, in the opinion of the Calculation Agent, fairly represent the value of such Basket Index had those changes or modifications not been made, then, from and after that time, the Calculation Agent shall, at the close of business in New York, New York, on each date that the closing value of the Basket is to be calculated, make those adjustments as, in the good faith judgment of the Calculation Agent, may be necessary in order to arrive at a calculation of a value of a stock index comparable to such Basket Index as if those changes or modifications had not been made, and calculate the closing value with reference to the Basket Index, as so adjusted. Accordingly, if the method of calculating a Basket Index is modified so that the value of the Basket Index is a fraction or a multiple of what it would have been if it had not been modified, e.g., due to a split, then the Calculation Agent shall adjust the Basket Index in order to arrive at a value of the Basket Index as if it had not been modified, e.g., as if a split had not occurred.

“Market Disruption Event” means either of the following events as determined by the Calculation Agent :

(A)	the suspension of or material limitation on trading for more than two hours of trading, or during the one-half hour period preceding the close of trading, on the applicable exchange, in 20% or more of the stocks which then comprise a Basket Index or any successor index; or

(B)	the suspension of or material limitation on trading, in each case, for more than two hours of trading, or during the one-half hour period preceding the close of trading, on the applicable exchange, whether by reason of movements in price otherwise exceeding levels permitted by the relevant exchange or otherwise, in option contracts or futures contracts related to a Basket Index, or any successor index, which are traded on any major U.S. exchange.

For the purpose of the above definition:

(1)	a limitation on the hours in a trading day and/or number of days of trading will not constitute a Market Disruption Event if it results from an announced change in the regular business hours of the relevant exchange, and

(2)	for the purpose of clause (A) above, any limitations on trading during significant market fluctuations under NYSE Rule 80A, or any applicable rule or regulation enacted or promulgated by the NYSE or any other self regulatory organization or the SEC of similar scope as determined by the Calculation Agent, will be considered “material”.

As a result of terrorist attacks the financial markets were closed from September 11, 2001 through September 14, 2001 and values of the certain Basket Indices are not available for such dates. Such market closures would have constituted Market Disruption Events.

Discontinuance of the Basket Indices

If an Index Publisher discontinues publication of its respective Basket Index and the Index Publisher or another entity publishes a successor or substitute index that the Calculation Agent determines, in its sole discretion, to be comparable to the Index (a “successor index”), then, upon the Calculation Agent’s notification of its determination to the trustee and ML&Co., the Calculation Agent will substitute the successor index as calculated by the Index Publisher or any other entity for the Basket Index and calculate the Ending Value as described above under “—Payment at maturity”. Upon any selection by the Calculation Agent of a successor index, ML&Co. shall cause notice to be given to holders of the Notes.

In the event that an Index Publisher discontinues publication of its respective Basket Index and:

•	the Calculation Agent does not select a successor index, or

•	the successor index is no longer published on any of the Calculation Days,

the Calculation Agent will compute a substitute value for the Basket Index in accordance with the procedures last used to calculate the Basket Index before any discontinuance. If a successor index is selected or the Calculation Agent calculates a value as a substitute for the Basket Index as described below, the successor index or value will be used as a substitute for the Basket Index for all purposes, including for purposes of determining whether a Market Disruption Event exists.

If an Index Publisher discontinues publication of its respective Basket Index before the Calculation Period and the Calculation Agent determines that no successor index is available at that time, then on each business day until the earlier to occur of:

•	the determination of the Ending Value, and

•	a determination by the Calculation Agent that a successor index is available,

the Calculation Agent will determine the value that would be used in computing the Supplemental Redemption Amount, if any, as described in the preceding paragraph as if that day were a Calculation Day. The Calculation Agent will cause notice of each value to be published not less often than once each month in Wall Street Journal or another newspaper of general circulation, and arrange for information with respect to these values to be made available by telephone.

A “business day” is any day on which the NYSE, the AMEX and the Nasdaq National Market are open for trading.

Notwithstanding these alternative arrangements, discontinuance of the publication of the Index may adversely affect trading in the Notes.

Events of Default and Acceleration

In case an Event of Default (as described under “Description of Debt Securities—Events of Default” in the accompanying prospectus) with respect to any Notes has occurred and is continuing, the amount payable to a beneficial owner of a Note upon any acceleration permitted by the Notes, with respect to each Note, will be equal to the Minimum Redemption Amount and the Supplemental Redemption Amount, if any, calculated as though the date of early repayment were the stated maturity date of the Notes . See “—Payment at maturity” in this prospectus supplement. If a bankruptcy proceeding is commenced in respect of ML&Co., the claim of the holder of a Note may be limited, under Section 502(b)(2) of Title 11 of the United States Code, to the principal amount of the Note plus an additional amount of contingent interest calculated as though the date of the commencement of the proceeding were the maturity date of the Notes.

In case of default in payment of the Notes, whether at the stated maturity date or upon acceleration, from and after that date the Notes will bear interest, payable upon demand of their holders, at the rate of         % per annum, to the extent that payment of any interest is legally enforceable on the unpaid amount due and payable on that date in accordance with the terms of the Notes to the date payment of that amount has been made or duly provided for.

THE BASKET

The Basket is designed to allow investors to participate in the percentage change in the value of the Nikkei 225 Index, the EURO STOXX 50 Index and the S&P 500 Index over the term of the Notes. The Basket Indices are described in the sections below. Each Basket Index has been assigned an equal initial weighting, and such weighting reflects the relative contribution that Basket Index will make to the value of the Basket. The weightings for each Basket Index are disclosed below.

The Index Publishers have no obligations relating to the Notes or amounts to be paid to you, including any obligation to take the needs of ML&Co. or of beneficial owners of the Notes into consideration for any reason. Index Publishers will not receive any of the proceeds of the offering of the Notes and are not responsible for, and have not participated in, the offering of the Notes and are not responsible for, and will not participate in, the determination or calculation of the amount receivable by beneficial owners of the Notes.

Determination of the Multiplier for each Basket Index

A fixed factor (the “Multiplier”) will be determined for each Basket Index, based upon the weighing of the Basket Indices. The Multiplier for each Basket Index will be calculated on the Pricing Date and will equal:

•	the weight (as a percentage) for the Basket Index, multiplied by 100, and

•	divided by the closing value of the Basket Index on the Pricing Date.

The Multipliers will be calculated in this way so that the Basket will equal 100.00 on the Pricing Date. The Multipliers will not be revised subsequent to their determination on the Pricing Date, except that the Calculation Agent may in its good faith judgment adjust the Multiplier of any Basket Index in the event such Basket Index is materially changed or modified in a manner that does not, in the opinion of the Calculation Agent, fairly represent the value of such Basket Index had those material changes or modifications not been made.

The hypothetical Multipliers for each Basket Index, based on the value of each Basket Index as of March 22, 2004 are listed under “—Computation of the Basket” below.

Computation of the Basket

The Calculation Agent will calculate the value of the Basket by summing the products of the closing value for each Basket Index on a Calculation Day and the Multiplier applicable to each Basket Index. If a scheduled Calculation Day is not a Basket Business Day or a Market Disruption Event occurs or is continuing on such day, the next scheduled Basket Business Day immediately following such day will be the Calculation Day, regardless of whether a Market Disruption Event occurs or is continuing on such day. All determinations made by the Calculation Agent will be at the sole discretion of the Calculation Agent and, absent manifest error, will be conclusive for all purposes and binding on ML&Co. and beneficial owners of the Notes.

The value of the Basket will vary based on the increase or decrease in value of each Basket Index. Any increase in the value of a Basket Index (assuming no change in the values of the other Basket Indices) will result in an increase in the value of the Basket. Conversely, any decrease in the value of a Basket Index (assuming no change in the values of the other Basket Indices) will result in a decrease in the value of the Basket. On March 22, 2004, for each Basket Index, the symbol, the weight, the closing value, the hypothetical Multiplier and the initial contribution to the Basket value were as follows:

Basket Indices	Symbol	Weight	Closing Value(1)	Hypothetical Multiplier (2)	Basket Value
Nikkei 225 Index	NKY	33 1/3%	11,318.51	0.002945	33.333
EURO STOXX 50 Index	SX5E	33 1/3%	2,712.11	0.012291	33.333
S&P 500 Index	SPX	33 1/3%	1,095.40	0.030430	33.333

(1)	This is the closing value of each Basket Index on March 22, 2004.
(2)	The hypothetical Multiplier equals the weight multiplied by 100, and then divided by the closing value on March 22, 2004. The actual Multiplier will be determined on the Pricing Date and disclosed to you in the final prospectus supplement delivered in connection with sales of the Notes.

Hypothetical Historical Data on the Basket

The Basket will not exist until the Pricing Date. We have, however, included a table showing monthly hypothetical historical values of the Basket for each month (the “Hypothetical Historical Month-End Value”) from January 1996 to February 2004 based upon the applicable hypothetical Multiplier for each Index Basket, calculated as of March 22, 2004. The historical closing prices of each Index Basket used to calculate this hypothetical historical data can be found in the sections below. All Hypothetical Historical Month-End Values presented in the following table were calculated by the Calculation Agent.

The Hypothetical Historical Month-End Values have been calculated hypothetically on the same basis that the Basket will be calculated. The value of the Basket will be set to 100.00 on the Pricing Date and the hypothetical Multipliers are used to provide an illustration of past movements of the Hypothetical Historical Month-End Values only. You should understand we have provided this historical information to help you evaluate the behavior of the Basket in various economic environments. These Hypothetical Historical Month-End Values are not necessarily indicative of the future performance of the Basket or what the value of the Notes may be. Any historical upward or downward trend in the value of the Basket during any period set forth below is not any indication that the Basket is more or less likely to increase or decrease at any time during the term of the Notes.

	1996	1997	1998	1999	2000	2001	2002	2003	2004
January	100.45	102.55	111.69	125.24	157.55	141.09	108.95	78.23	101.07
February	98.37	104.25	116.87	122.82	164.06	128.76	109.41	76.54	102.92
March	102.50	102.33	120.96	129.54	170.02	125.03	113.89	74.32
April	105.36	107.39	118.25	136.00	162.32	134.67	110.55	79.53
May	105.59	112.21	120.61	131.67	155.25	131.67	109.22	82.77
June	107.24	117.10	123.00	139.96	158.78	127.61	99.91	86.14
July	99.97	121.79	125.12	137.76	152.82	122.07	89.84	89.27
August	98.91	110.65	107.28	137.86	159.45	112.06	89.50	92.56
September	105.23	113.23	103.26	135.99	150.50	100.98	79.54	89.85
October	102.64	104.96	108.87	142.53	148.48	105.53	83.36	94.72
November	107.29	107.86	118.32	149.95	142.03	111.14	88.29	94.28
December	102.30	105.59	119.25	160.75	139.43	112.77	81.37	99.21

The following graph sets forth the hypothetical historical performance of the Basket presented in the table above, based upon the hypothetical Multipliers set on March 22, 2004. Past movements of the Basket are not necessarily indicative of the future Basket values.

The Basket Indices

The Nikkei 225 Index

All disclosure contained in this prospectus supplement regarding the Nikkei 225 Index, including, without limitation, its make-up, method of calculation and changes in its components, unless otherwise stated, has been derived from the Stock Market Indices Data Book published by NKS and other publicly available sources. The information reflects the policies of NKS as stated in these sources and the policies are subject to change at the discretion of NKS.

The Nikkei 225 Index is a stock index calculated, published and disseminated by NKS that measures the composite price performance of selected Japanese stocks. The Nikkei 225 Index is currently based on 225 Underlying Stocks trading on the Tokyo Stock Exchange (the “TSE”) and represents a broad cross-section of Japanese industry. All 225 of the stocks underlying the Nikkei 225 Index are stocks listed in the First Section of the TSE. Stocks listed in the First Section are among the most actively traded stocks on the TSE. Futures and options contracts on the Nikkei 225 Index are traded on the Singapore International Monetary Exchange, the Osaka Securities Exchange and the Chicago Mercantile Exchange.

The Nikkei 225 Index is a modified, price-weighted index. Each stock’s weight in the Nikkei 225 Index is based on its price per share rather than the total market capitalization of the issuer. NKS calculates the Nikkei 225 Index by multiplying the per share price of each Underlying Stock by the corresponding weighting factor for that Underlying Stock (a “Weight Factor”), calculating the sum of all these products and dividing that sum by a divisor. The divisor, initially set on May 16, 1949 at 225, was 23.154 as of March 22, 2004, and is subject to periodic adjustments as set forth below. Each Weight Factor is computed by dividing &50 by the par value of the relevant Underlying Stock, so that the share price of each Underlying Stock when multiplied by its Weight Factor corresponds to a share price based on a uniform par value of &50. Each Weight Factor represents the number of shares of the related Underlying Stock which are included in one trading unit of the Nikkei 225 Index. The stock prices used in the calculation of the Nikkei 225 Index are those reported by a primary market for the Underlying Stocks, which is currently the TSE. The level of the Nikkei 225 Index is calculated once per minute during TSE trading hours.

In order to maintain continuity in the level of the Nikkei 225 Index in the event of certain changes due to non-market factors affecting the Underlying Stocks, such as the addition or deletion of stocks, substitution of stocks, stock dividends, stock splits or distributions of assets to stockholders, the divisor used in calculating the Nikkei 225 Index is adjusted in a manner designed to prevent any instantaneous change or discontinuity in the level of the Nikkei 225 Index. The divisor remains at the new value until a further adjustment is necessary as the result of another change. As a result of each change affecting any Underlying Stock, the divisor is adjusted in such a way that the sum of all share prices immediately after the change multiplied by the applicable Weight Factor and divided by the new divisor, i.e., the level of the Nikkei 225 Index immediately after the change, will equal the level of the Nikkei 225 Index immediately prior to the change.

Underlying Stocks may be deleted or added by NKS. However, to maintain continuity in the Nikkei 225 Index, the policy of NKS is generally not to alter the composition of the Underlying Stocks except when an Underlying Stock is deleted in accordance with the following criteria. Any stock becoming ineligible for listing in the First Section of the TSE due to any of the following reasons will be deleted from the Underlying Stocks: bankruptcy of the issuer; merger of the issuer into, or acquisition of the issuer by, another company; delisting of the stock or transfer of the stock to the “Seiri-Post” because of excess debt of the issuer or because of any other reason; or transfer of the stock to the Second Section of the TSE. Upon deletion of a stock from the Nikkei 225 Index, NKS will select, in accordance with certain criteria established by it, a replacement for the deleted Underlying Stock. In an exceptional case, a newly listed stock in the First Section of the TSE that is recognized by NKS to be representative of a market may be added to the Underlying Stocks. As a result, an existing Underlying Stock with low trading volume and not representative of a market will be deleted.

NKS is under no obligation to continue the calculation and dissemination of the Nikkei 225 Index. The Notes are not sponsored, endorsed, sold or promoted by NKS. No inference should be drawn from the information contained in this prospectus supplement that NKS makes any representation or warranty, implied or express, to ML&Co., the holder of the Notes or any member of the public regarding the advisability of investing in securities generally or in the Notes in particular or the ability of the Notes to track general stock market performance. NKS has no obligation to take the needs of ML&Co. or the holder of the Notes into consideration in determining, composing or calculating the Nikkei 225 Index. NKS is not responsible for, and has not participated in the determination of the timing of, prices for, or quantities of, the Notes to be issued or in the determination or calculation of the equation by which the Notes are to be settled in cash. NKS has no obligation or liability in connection with the administration or marketing of the Notes.

The use of and reference to the Nikkei 225 Index in connection with the Notes have been consented to by NKS, the publisher of the Nikkei 225 Index.

None of ML&Co., the calculation agent and MLPF&S accepts any responsibility for the calculation, maintenance or publication of the Nikkei 225 Index or any successor index. NKS disclaims all responsibility for any errors or omissions in the calculation and dissemination of the Index or the manner in which the Nikkei 225 Index is applied in determining any Starting Values or Ending Values or any Redemption Amount upon maturity of the Notes.

The Tokyo Stock Exchange

The TSE is one of the world’s largest securities exchanges in terms of market capitalization. Trading hours are currently from 9:00 A.M. to 11:00 A.M. and from 12:30 P.M. to 3:00 P.M., Tokyo time, Monday through Friday.

Due to the time zone difference, on any normal trading day the TSE will close prior to the opening of business in New York City on the same calendar day. Therefore, the closing level of the Nikkei 225 Index on a trading day will generally be available in the United States by the opening of business on the same calendar day.

The TSE has adopted certain measures, including daily price floors and ceilings on individual stocks, intended to prevent any extreme short-term price fluctuations resulting from order imbalances. In general, any stock listed on the TSE cannot be traded at a price lower than the applicable price floor or higher than the applicable price ceiling. These price floors and ceilings are expressed in absolute Japanese yen, rather than percentage limits based on the closing price of the stock on the previous trading day. In addition, when there is a major order imbalance in a listed stock, the TSE posts a “special bid quote” or a “special asked quote” for that stock at a specified higher or lower price level than the stock’s last sale price in order to solicit counter-orders and balance supply and demand for the stock. Prospective investors should also be aware that the TSE may suspend the trading of individual stocks in certain limited and extraordinary circumstances, including, for example, unusual trading activity in that stock. As a result, changes in the Nikkei 225 Index may be limited by price limitations or special quotes, or by suspension of trading, on individual stocks which comprise the Nikkei 225 Index, and these limitations may, in turn, adversely affect the value of the Notes.

Historical data on the Nikkei 225 Index

The following table sets forth the closing values of the Nikkei 225 Index on the last Business Day of each year from 1967 through 2003. The historical experience of the Nikkei 225 Index should not be taken as an indication of future performance and no assurance can be given that the value of the Nikkei 225 Index will not decline and thereby reduce the Supplemental Redemption Amount, if any, which may be payable to the beneficial owner of the Notes at maturity or otherwise.

Year-End Closing Values of the Index

Year	Closing Value	Year	Closing Value
1967	1,281	1986	18,701
1968	1,715	1987	21,564
1969	2,359	1988	30,159
1970	1,987	1989	38,916
1971	2,714	1990	23,849
1972	5,208	1991	22,984
1973	4,307	1992	16,925
1974	3,817	1993	17,417
1975	4,359	1994	19,723
1976	4,991	1995	19,868
1977	4,866	1996	19,361
1978	6,002	1997	15,259
1979	6,569	1998	13,842
1980	7,116	1999	18,934
1981	7,682	2000	13,786
1982	8,017	2001	10,543
1983	9,894	2002	8,579
1984	11,543	2003	10,677
1985	13,113

The following table sets forth the level of the Nikkei 225 Index at the end of each month, in the period from January 1996 through February 2004. These historical data on the Nikkei 225 Index are not necessarily indicative of the future performance of the Nikkei 225 Index or what the value of the Notes may be. Any historical upward or downward trend in the level of the Nikkei 225 Index during any period set forth below is not an indication that the Nikkei 225 Index is more or less likely to increase or decrease at any time during the term of the Notes.

	1996	1997	1998	1999	2000	2001	2002	2003	2004
January	20,813	18,330	16,628	14,499	19,540	13,844	9,998	8,340	10,784
February	20,125	18,557	16,832	14,368	19,960	12,884	10,588	8,363	11,042
March	21,407	18,003	16,527	15,837	20,337	13,000	11,025	7,973
April	22,041	19,151	15,641	16,702	17,974	13,934	11,493	7,831
May	21,956	20,069	15,671	16,112	16,332	13,262	11,764	8,425
June	22,531	20,605	15,830	17,530	17,411	12,969	10,622	9,083
July	20,693	20,331	16,379	17,862	15,727	11,861	9,878	9,563
August	20,167	18,229	14,108	17,437	16,861	10,714	9,619	10,344
September	21,556	17,888	13,406	17,605	15,747	9,775	9,383	10,219
October	20,467	16,459	13,565	17,942	14,540	10,366	8,640	10,560
November	21,020	16,636	14,884	18,558	14,649	10,697	9,216	10,101
December	19,361	15,259	13,842	18,934	13,786	10,543	8,579	10,677

The following graph sets forth the historical performance of the Nikkei 225 Index at the end of each month in the table above. Past movements of the Nikkei 225 Index are not necessarily indicative of the future Nikkei 225 Index values. On March 22, 2004, the closing value of the Nikkei Index was 11,318.51.

The EURO STOXX 50 Index

The EURO STOXX 50 Index was created by STOXX, a joint venture founded by SWX- Swiss Exchange, SBF-Bourse de Paris, Deutsche Borse AG and Dow Jones. Publication of the EURO STOXX 50 Index began on February 26, 1998, based on an initial value of the EURO STOXX 50 Index of 1,000 at December 31, 1991.

The EURO STOXX 50 Index is currently calculated by (i) multiplying the per share price of each underlying security by the number of outstanding shares (and, if the stock is not quoted in euro, then multiplied by the country currency and an exchange factor which reflects the exchange rate between the country currency and the euro); (ii) calculating the sum of all these products (the “Index Aggregate Market Capitalization”); and (iii) dividing the Index Aggregate Market Capitalization by a divisor which represents the Index Aggregate Market Capitalization on the base date of the EURO STOXX 50 Index and which can be adjusted to allow changes in the issued share capital of individual underlying securities, including the deletion and addition of stocks, the substitution of stocks, stock dividends and stock splits, to be made without distorting the EURO STOXX 50 Index. Because of this capitalization weighting, movements in share prices of the underlying securities of companies with relatively greater market capitalization will have a greater effect on the value of the entire EURO STOXX 50 Index than will movements in share prices of the underlying securities of companies with relatively smaller market capitalization.

The composition of the EURO STOXX 50 Index is reviewed annually, and changes are implemented on the third Friday in September, using market data from the end of July as the basis for the review process. Changes in the composition of the EURO STOXX 50 Index are made to ensure that the EURO STOXX 50 Index includes those companies which, within the eligible countries and within each industry sector, have the greatest market capitalization. Changes in the composition of the EURO STOXX 50 Index are made entirely by STOXX without consultation with the corporations represented in the EURO STOXX 50 Index or ML&Co. The EURO STOXX 50 Index is also reviewed on an ongoing basis, and change in the composition of the EURO STOXX 50 Index may be necessary if there have been extraordinary events for one of the issuers of the underlying securities,

e.g., delisting, bankruptcy, merger or takeover. In these cases, the event is taken into account as soon as it is effective. The underlying securities may be changed at any time for any reason. Neither STOXX nor any of its founders is affiliated with ML&Co. and has participated in any way in the creation of the Notes.

ML&Co. or its affiliates may presently or from time to time engage in business with the publishers, owners, founders or creators of the EURO STOXX 50 Index or any of its successors or one or more of the issuers of the underlying securities, including extending loans to, making equity investments in or providing advisory services, including merger and acquisition advisory services, to the publishers, their successors, founders or creators or to any of the issuers. In the course of business with issuers, ML&Co. or its affiliates may acquire non-public information with respect to the issuers. ML&Co. may also act as market maker for the common stocks of the issuers. ML&Co. does not make any representation to any purchaser of the Notes with respect to any matters whatsoever relating to any of the publishers, their successors, founders or creators or to any of the issuers. Any prospective purchaser of the Notes should undertake an independent investigation of the issuers of the underlying securities and with respect to the competency of its publisher to formulate and calculate the EURO STOXX 50 Index as in its judgment is appropriate to make an informed decision with respect to an investment in the Notes. The composition of the EURO STOXX 50 Index does not reflect any investment or sell recommendations of ML&Co. or its affiliates.

A representative of an affiliate of ML&Co. may from time to time be a member of the STOXX Limited Advisory Committee. STOXX states in its Guide to the Dow Jones STOXX Indexes that STOXX’s Advisory Committee advises the Supervisory Board on matters relating to the EURO STOXX 50 Index. This advisory committee proposes changes in the composition of the EURO STOXX 50 Index to the Supervisory Board and makes recommendations with respect to the accuracy and transparency of the index computation. Decisions on the composition and changes in the EURO STOXX 50 Index are reserved to the Supervisory Board.

STOXX Ltd. and ML&Co. have entered into a non-exclusive license agreement providing for the license to ML&Co., in exchange for a fee, of the right to use the EURO STOXX 50 Index, which is owned and published by STOXX, in connection with certain securities, including the Notes.

The license agreement between STOXX and ML&Co. provides that the following language must be set forth in this prospectus:

“The Notes are not sponsored, endorsed, sold or promoted by STOXX LIMITED or Dow Jones & Company, Inc. Neither STOXX nor Dow Jones makes any representation or warranty, express or implied, to the owners of the Notes or any member of the public regarding the advisability of investing in securities generally or in the Notes particularly. The only relationship of STOXX to ML&Co. is as the licensor of the Dow Jones STOXX, the Dow Jones EURO STOXX 50 Index and of certain trademarks, trade names and service marks of STOXX, and as the sublicensor of the Dow Jones STOXX, the Dow Jones EURO STOXX and of certain trademarks, trade names and service marks of Dow Jones. The aforementioned indices are determined, composed and calculated by STOXX or Dow Jones, as the case may be, without regard to ML&Co. or the Notes. Neither STOXX nor Dow Jones is responsible for or has participated in the determination of the timing of, prices at, or quantities of the Notes issued or in the determination or calculation of the equation by which the Notes are to be converted into cash. Neither STOXX nor Dow Jones has any obligation or liability in connection with the administration, marketing or trading of the Notes.

NEITHER STOXX NOR DOW JONES GUARANTEES THE ACCURACY AND/OR THE COMPLETENESS OF THE INDICES OR ANY DATA INCLUDED THEREIN AND NEITHER SHALL HAVE ANY LIABILITY FOR ANY ERRORS, OMISSIONS OR INTERRUPTIONS THEREIN. NEITHER STOXX NOR DOW JONES MAKES ANY WARRANTY, EXPRESS OR IMPLIED, AS TO RESULTS TO BE OBTAINED BY ML&CO., OWNERS OF THE NOTES, OR ANY OTHER PERSON OR ENTITY FROM THE USE OF THE INDICES OR ANY DATA INCLUDED THEREIN. NEITHER STOXX NOR DOW JONES MAKES ANY EXPRESS OR IMPLIED WARRANTIES, AND EXPRESSLY DISCLAIMS ALL

WARRANTIES, OR MERCHANTABILITY OR FITNESS FOR A PARTICULAR PURPOSE OR USE WITH RESPECT TO THE INDEXES OR ANY DATA INCLUDED THEREIN. WITHOUT LIMITING ANY OF THE FOREGOING, IN NO EVENT SHALL EITHER STOXX OR DOW JONES HAVE ANY LIABILITY FOR ANY LOST PROFITS OR INDIRECT, PUNITIVE, SPECIAL OR CONSEQUENTIAL DAMAGES OR LOSSES, EVEN IF NOTIFIED OF THE POSSIBILITY THEREOF. THERE ARE NO THIRD PARTY BENEFICIARIES OF ANY AGREEMENTS OR ARRANGEMENTS BETWEEN STOXX AND ML&CO.”

The Dow Jones Euro STOXX 50 Index is owned by STOXX Ltd. and is a service mark of Dow Jones & Company, Inc., and has been licensed for certain purposes by ML&Co. & 1998 by STOXX Ltd. All rights reserved.

Historical Data on the EURO STOXX 50 Index

The following table sets forth the value of the EURO STOXX 50 Index at the end of each month in the period from January 1996 through February 2004. These historical data on the EURO STOXX 50 Index are not necessarily indicative of the future performance of the EURO STOXX 50 Index or what the value of the Notes may be. Any historical upward or downward trend in the level of the EURO STOXX 50 Index during any period set forth below is not an indication that the EURO STOXX 50 Index is more or less likely to increase or decrease at any time during the term of the Notes.

	1996	1997	1998	1999	2000	2001	2002	2003	2004
January	1,611.05	2,005.36	2,676.03	3,547.15	4,684.48	4,779.90	3,670.26	2,248.17	2,839.13
February	1,595.64	2,077.22	2,878.04	3,484.24	5,182.62	4,318.88	3,624.74	2,140.73	2,893.18
March	1,612.24	2,137.28	3,153.32	3,559.86	5,249.55	4,185.00	3,784.05	2,036.86
April	1,671.13	2,164.68	3,120.94	3,757.87	5,303.95	4,525.01	3,574.23	2,324.23
May	1,673.76	2,220.86	3,357.77	3,629.46	5,200.89	4,426.24	3,425.79	2,330.06
June	1,665.90	2,398.41	3,406.82	3,788.66	5,145.35	4,243.91	3,133.39	2,419.51
July	1,590.93	2,674.83	3,480.63	3,638.62	5,122.80	4,091.38	2,685.79	2,519.79
August	1,601.43	2,407.58	2,978.12	3,769.14	5,175.12	3,743.97	2,709.29	2,556.71
September	1,694.51	2,581.36	2,670.97	3,669.71	4,915.18	3,296.66	2,204.39	2,395.87
October	1,700.54	2,331.25	2,887.11	3,922.91	5,057.46	3,478.63	2,518.99	2,575.04
November	1,817.95	2,423.74	3,179.09	4,314.38	4,790.08	3,658.27	2,656.85	2,630.47
December	1,850.32	2,531.99	3,342.32	4,904.46	4,772.39	3,806.13	2,386.41	2,760.66

The following graph sets forth the historical performance of the EURO STOXX 50 Index presented in the preceding table. Past movements of the EURO STOXX 50 Index are not necessarily indicative of the future EURO STOXX 50 Index values. On March 22, 2004, the closing value of the EURO STOXX 50 was 2,712.11.

The S&P 500 Index

Standard & Poor’s publishes the S&P 500 Index. The S&P 500 Index is intended to provide an indication of the pattern of common stock price movement. The calculation of the value of the S&P 500 Index, discussed below in further detail, is based on the relative value of the aggregate market value of the common stocks of 500 companies as of a particular time compared to the aggregate average market value of the common stocks of 500 similar companies during the base period of the years 1941 through 1943. As of February 27, 2004, 424 companies or 84.3% of the market capitalization of the S&P 500 Index traded on the NYSE; 74 companies or 15.5% of the market capitalization of the S&P 500 Index traded on The Nasdaq Stock Market; and 2 companies or 0.2% of the market capitalization of the S&P 500 Index traded on the AMEX. As of February 27, the aggregate market value of the 500 companies included in the S&P 500 Index represented approximately 77% of the aggregate market value of stocks included in the Standard & Poor’s Stock Guide Database of domestic common stocks traded in the U.S., excluding American depositary receipts, limited partnerships and mutual funds. Standard & Poor’s chooses companies for inclusion in the S&P 500 Index with the aim of achieving a distribution by broad industry groupings that approximates the distribution of these groupings in the common stock population of the Standard & Poor’s Stock Guide Database, which Standard & Poor’s uses as an assumed model for the composition of the total market. Relevant criteria employed by Standard & Poor’s include the viability of the particular company, the extent to which that company represents the industry group to which it is assigned, the extent to which the market price of that company’s common stock is generally responsive to changes in the affairs of the respective industry and the market value and trading activity of the common stock of that company. Ten main groups of companies comprise the S&P 500 Index with the percentage weight of the companies currently included in each group indicated in parentheses: Consumer Discretionary (11.1%), Consumer Staples (11.3%), Energy (5.9%), Financials (21.2%), Health Care (13.4%), Industrials (10.6%), Information Technology (17.2%), Materials (2.9%), Telecommunication Services (3.5%) and Utilities (2.9%). Standard & Poor’s may from time to time, in its sole discretion, add companies to, or delete companies from, the S&P 500 Index to achieve the objectives stated above.

Computation of the S&P 500 Index

Standard & Poor’s currently computes the S&P 500 Index as of a particular time as follows:

(a)	the product of the market price per share and the number of then outstanding shares of each component stock is determined as of that time (referred to as the “market value” of that stock);

(b)	the market values of all component stocks as of that time are aggregated;

(c)	the mean average of the market values as of each week in the base period of the years 1941 through 1943 of the common stock of each company in a group of 500 substantially similar companies is determined;

(d)	the mean average market values of all these common stocks over the base period are aggregated (the aggregate amount being referred to as the “base value”);

(e)	the current aggregate market value of all component stocks is divided by the Base Value; and

(f)	the resulting quotient, expressed in decimals, is multiplied by ten.

While Standard & Poor’s currently employs the above methodology to calculate the S&P 500 Index, no assurance can be given that Standard & Poor’s will not modify or change this methodology in a manner that may affect the Redemption Amount, if any, payable to holders of the Notes upon maturity or otherwise.

Standard & Poor’s adjusts the foregoing formula to offset the effects of changes in the market value of a component stock that are determined by Standard & Poor’s to be arbitrary or not due to true market fluctuations. These changes may result from causes such as:

•	the issuance of stock dividends,

•	the granting to shareholders of rights to purchase additional shares of stock,

•	the purchase of shares by employees pursuant to employee benefit plans,

•	consolidations and acquisitions,

•	the granting to shareholders of rights to purchase other securities of the issuer,

•	the substitution by Standard & Poor’s of particular component stocks in the S&P 500 Index, and

•	other reasons.

In these cases, Standard & Poor’s first recalculates the aggregate market value of all component stocks, after taking account of the new market price per share of the particular component stock or the new number of outstanding shares of that stock or both, as the case may be, and then determines the new base value in accordance with the following formula:

Old Base Value ×	(		)	= New Base Value
New Market Value
Old Market Value

The result is that the base value is adjusted in proportion to any change in the aggregate market value of all component stocks resulting from the causes referred to above to the extent necessary to negate the effects of these causes upon the S&P 500 Index.

Historical Data on the S&P 500 Index

The following graph sets forth the closing values of the S&P 500 Index on the last business day of each year from 1947 through 2003, as published by Standard & Poor’s. The historical performance of the S&P 500 Index should not be taken as an indication of future performance, and no assurance can be given that the value of the S&P 500 Index will not decline and thereby reduce or eliminate the Supplemental Redemption Amount, if any, which may be payable to holders of the Notes at the maturity date.

The following table sets forth the value of the S&P 500 Index at the end of each month, in the period from January 1996 through February 2004. These historical data on the S&P 500 Index are not indicative of the future performance of the S&P 500 Index or what the value of the Notes may be. Any historical upward or downward trend in the value of the S&P 500 Index during any period set forth below is not any indication that the S&P 500 Index is more or less likely to increase or decrease at any time during the term of the Notes.

	1996	1997	1998	1999	2000	2001	2002	2003	2004
January	636.02	786.16	980.28	1,279.64	1,394.46	1,366.01	1,130.20	855.70	1,131.13
February	640.43	790.82	1,049.34	1,238.33	1,366.42	1,239.94	1,106.73	841.15	1,144.94
March	645.50	757.12	1,101.75	1,286.37	1,498.58	1,160.33	1,147.39	848.18
April	654.17	801.34	1,111.75	1,335.18	1,452.43	1,249.46	1,076.92	916.92
May	669.12	848.28	1,090.82	1,301.84	1,420.60	1,255.82	1,067.14	963.59
June	670.63	885.14	1,133.84	1,372.71	1,454.60	1,224.42	989.82	974.50
July	639.95	954.29	1,120.67	1,328.72	1,430.83	1,211.23	911.62	990.31
August	651.99	899.47	957.28	1,320.41	1,517.68	1,133.58	916.07	1,008.01
September	687.31	947.28	1,017.01	1,282.71	1,436.51	1,040.94	815.28	995.97
October	705.27	914.62	1,098.67	1,362.93	1,429.40	1,059.78	885.76	1,050.71
November	757.02	955.40	1,163.63	1,388.91	1,314.95	1,139.45	936.31	1,058.20
December	740.74	970.43	1,229.23	1,469.25	1,320.28	1,148.08	879.82	1,111.92

The following graph sets forth the performance of the S&P 500 Index at the end of each month presented in the table above. Past movements of the S&P 500 Index are not necessarily indicative of the future S&P 500 Index values. On March 22, 2004 the closing value of the S&P 500 Index was 1,095.40.

License Agreement

Standard & Poor’s does not guarantee the accuracy and/or the completeness of the S&P 500 Index or any data included in the Index. S&P makes no warranty, express or implied, as to results to be obtained by ML&Co., MLPF&S, holders of the Notes, or any other person or entity from the use of the S&P 500 Index or any data included in the S&P 500 Index in connection with the rights licensed under the license agreement described in this prospectus or for any other use. S&P makes no express or implied warranties, and hereby expressly disclaims all warranties of merchantability or fitness for a particular purpose with respect to the S&P 500 Index or any data included in the S&P 500 Index. Without limiting any of the above information, in no event shall S&P have any liability for any special, punitive, indirect or consequential damage; including lost profits, even if notified of the possibility of these damages.

S&P and Merrill Lynch Capital Services, Inc. have entered into a non-exclusive license agreement providing for the license to Merrill Lynch Capital Services, Inc., in exchange for a fee, of the right to use indices owned and published by S&P in connection with some securities, including the Notes, and ML&Co. is an authorized sublicensee of Merrill Lynch Capital Services, Inc.

The license agreement between S&P and Merrill Lynch Capital Services, Inc. provides that the following language must be stated in this prospectus:

“The Notes are not sponsored, endorsed, sold or promoted by S&P. S&P makes no representation or warranty, express or implied, to the holders of the Notes or any member of the public regarding the advisability of investing in securities generally or in the Notes particularly or the ability of the S&P 500 Index to track general stock market performance. S&P’s only relationship to Merrill Lynch Capital Services, Inc. and ML&Co. (other than transactions entered into in the ordinary course of business) is the licensing of certain servicemarks and trade names of S&P and of the S&P 500 Index which is determined, composed and calculated by S&P without regard to ML&Co. or the Notes. S&P has no obligation to take the needs of ML&Co. or the holders of the Notes into consideration in determining, composing or calculating the S&P 500 Index. S&P is not responsible for and has not participated in the determination of the timing of the sale of the Notes, prices at which the Notes are to initially be sold, or quantities of the Notes to be issued or in the determination or calculation of the equation by which the Notes are to be converted into cash. S&P has no obligation or liability in connection with the administration, marketing or trading of the Notes.”

UNITED STATES FEDERAL INCOME TAXATION

Set forth in full below is the opinion of Sidley Austin Brown & Wood LLP, tax counsel to ML&Co., as to certain United States Federal income tax consequences of the purchase, ownership and disposition of the Notes. This opinion is based upon laws, regulations, rulings and decisions now in effect, all of which are subject to change (including retroactive changes in effective dates) or possible differing interpretations. The discussion below deals only with Notes held as capital assets and does not purport to deal with persons in special tax situations, such as financial institutions, insurance companies, regulated investment companies, dealers in securities or currencies, traders in securities that elect to mark to market, tax-exempt entities, persons holding Notes in a tax-deferred or tax-advantaged account, or persons holding Notes as a hedge against currency risks, as a position in a “straddle” or as part of a “hedging” or “conversion” transaction for tax purposes. It also does not deal with holders other than original purchasers (except where otherwise specifically noted in this prospectus supplement). The following discussion also assumes that the issue price of the Notes, as determined for United States Federal income tax purposes, equals the principal amount thereof. Persons considering the purchase of the Notes should consult their own tax advisors concerning the application of the United States Federal income tax laws to their particular situations as well as any consequences of the purchase, ownership and disposition of the Notes arising under the laws of any other taxing jurisdiction.

As used in this prospectus supplement, the term “U.S. Holder” means a beneficial owner of a Note that is for United States Federal income tax purposes (a) a citizen or resident of the United States, (b) a corporation, partnership or other entity treated as a corporation or a partnership created or organized in or under the laws of the United States, any state thereof or the District of Columbia (other than a partnership that is not treated as a United States person under any applicable Treasury regulations), (c) an estate the income of which is subject to United States Federal income taxation regardless of its source, (d) a trust if a court within the United States is able to exercise primary supervision over the administration of the trust and one or more United States persons have the authority to control all substantial decisions of the trust, or (e) any other person whose income or gain in respect of a Note is effectively connected with the conduct of a United States trade or business. Notwithstanding clause (d) of the preceding sentence, to the extent provided in Treasury regulations, certain trusts in existence on August 20, 1996, and treated as United States persons prior to that date that elect to continue to be treated as United States persons also will be U.S. Holders. As used herein, the term “non-U.S. Holder” means a beneficial owner of a Note that is not a U.S. Holder.

General

There are no statutory provisions, regulations, published rulings or judicial decisions addressing or involving the characterization, for United States Federal income tax purposes, of the Notes or securities with terms substantially the same as the Notes. However, although the matter is not free from doubt, under current law, each Note should be treated as a debt instrument of ML&Co. for United States Federal income tax purposes. ML&Co. currently intends to treat each Note as a debt instrument of ML&Co. for United States Federal income tax purposes and, where required, intends to file information returns with the Internal Revenue Service (the “IRS”) in accordance with this treatment, in the absence of any change or clarification in the law, by regulation or otherwise, requiring a different characterization of the Notes. Prospective investors in the Notes should be aware, however, that the IRS is not bound by ML&Co.’s characterization of the Notes as indebtedness, and the IRS could possibly take a different position as to the proper characterization of the Notes for United States Federal income tax purposes. The following discussion of the principal United States Federal income tax consequences of the purchase, ownership and disposition of the Notes is based upon the assumption that each Note will be treated as a debt instrument of ML&Co. for United States Federal income tax purposes. If the Notes are not in fact treated as debt instruments of ML&Co. for United States Federal income tax purposes, then the United States Federal income tax treatment of the purchase, ownership and disposition of the Notes could differ from the treatment discussed below with the result that the timing and character of income, gain or loss recognized in respect of a Note could differ from the timing and character of income, gain or loss recognized in respect of a Note had the Notes in fact been treated as debt instruments of ML&Co. for United States Federal income tax purposes.

U.S. Holders

On June 11, 1996, the Treasury Department issued final regulations (the “Final Regulations”) concerning the proper United States Federal income tax treatment of contingent payment debt instruments such as the Notes, which apply to debt instruments issued on or after August 13, 1996 and, accordingly, will apply to the Notes. In general, the Final Regulations cause the timing and character of income, gain or loss reported on a contingent payment debt instrument to substantially differ from the timing and character of income, gain or loss reported on a contingent payment debt instrument under general principles of prior United States Federal income tax law. Specifically, the Final Regulations generally require a U.S. Holder of such an instrument to include future contingent and noncontingent interest payments in income as that interest accrues based upon a projected payment schedule. Moreover, in general, under the Final Regulations, any gain recognized by a U.S. Holder on the sale, exchange, or retirement of a contingent payment debt instrument is treated as ordinary income, and all or a portion of any loss realized could be treated as ordinary loss as opposed to capital loss (depending upon the circumstances). The Final Regulations provide no definitive guidance as to whether or not an instrument is properly characterized as a debt instrument for United States Federal income tax purposes.

In particular, solely for purposes of applying the Final Regulations to the Notes, ML&Co. has determined that the projected payment schedule for the Notes will consist of a projected cash payment at maturity of an amount equal to $             per unit (the “Projected Total Redemption Amount”). This represents an estimated yield on the Notes equal to             % per annum, compounded semiannually. Accordingly, during the term of the Notes, a U.S. Holder of a Note will be required to include in income as ordinary interest an amount equal to the sum of the daily portions of interest on the Note that are deemed to accrue at this estimated yield for each day during the taxable year (or portion of the taxable year) on which the U.S. Holder holds the Note. The amount of interest that will be deemed to accrue in any accrual period (i.e., generally each six-month period during which the Notes are outstanding) will equal the product of this estimated yield (properly adjusted for the length of the accrual period) and the Note’s adjusted issue price (as defined below) at the beginning of the accrual period. The daily portions of interest will be determined by allocating to each day in the accrual period the ratable portion of the interest that is deemed to accrue during the accrual period. In general, for these purposes a Note’s adjusted issue price will equal the Note’s issue price (i.e., $10), increased by the interest previously accrued on the Note. At maturity of a Note, in the event that the actual cash payment at maturity (the “Actual Total Redemption Amount”) exceeds $             per unit (i.e., the Projected Total Redemption Amount), a U.S. Holder will be required to include the excess of the Actual Total Redemption Amount over $             per unit (i.e., the Projected Total Redemption Amount) in income as ordinary interest on the stated maturity date. Alternatively, in the event that the Actual Total Redemption Amount, if any, is less than $             per unit (i.e., the Projected Total Redemption Amount), the amount by which the Projected Total Redemption Amount (i.e., $             per unit) exceeds the Actual Total Redemption Amount will be treated first as an offset to any interest otherwise includible in income by the U.S. Holder with respect to the Note for the taxable year in which the stated maturity date occurs to the extent of the amount of that includible interest. Any remaining portion of the Projected Total Redemption Amount (i.e., $            ) in excess of the Actual Total Redemption Amount that is not treated as an interest offset pursuant to the foregoing rules generally will be an ordinary loss to the extent of interest previously included in income and, thereafter, capital loss. Any such capital loss generally will be treated as long-term or short-term capital loss (depending upon the U.S. Holder’s holding period for the Note). In addition, U.S. Holders purchasing a Note at a price that differs from the adjusted issue price of the Note as of the purchase date (e.g., subsequent purchasers) will be subject to rules providing for certain adjustments to the foregoing rules and these U.S. Holders should consult their own tax advisors concerning these rules.

Upon the sale or exchange of a Note prior to the stated maturity date, a U.S. Holder will be required to recognize taxable gain or loss in an amount equal to the difference, if any, between the amount realized by the U.S. Holder upon such sale or exchange and the U.S. Holder’s adjusted tax basis in the Note as of the date of disposition. A U.S. Holder’s adjusted tax basis in a Note generally will equal such U.S. Holder’s initial investment in the Note increased by any interest previously included in income with respect to the Note by the U.S. Holder. Any taxable gain will be treated as ordinary income. Any taxable loss will be treated as ordinary loss to the extent of the U.S. Holder’s total interest inclusions on the Note. Any remaining loss generally will be treated as long-term or short-term capital loss (depending upon the U.S. Holder’s holding period for the Note). All amounts includible in income by a U.S. Holder as ordinary interest pursuant to the Final Regulations will be treated as original issue discount.

All prospective investors in the Notes should consult their own tax advisors concerning the application of the Final Regulations to their investment in the Notes. Investors in the Notes may also obtain the projected payment schedule, as determined by ML&Co. for purposes of applying the Final Regulations to the Notes, by submitting a written request for such information to Merrill Lynch & Co., Inc., Corporate Secretary’s Office, 222 Broadway, 17th Floor, New York, New York 10038, (212) 670-0432, corporatesecretary@exchange.ml.com.

The projected payment schedule (including both the Projected Total Redemption Amount and the estimated yield on the Notes) has been determined solely for United States Federal income tax purposes (i.e., for purposes of applying the Final Regulations to the Notes), and is neither a prediction nor a guarantee of what the Actual Total Redemption Amount will be, or that the Actual Total Redemption Amount will even exceed $9.70.

Hypothetical Table

The following table sets forth the amount of interest that would be deemed to have accrued with respect to each unit of the Notes during each accrual period over an assumed term of approximately seven years nine months for the Notes based upon a hypothetical projected payment schedule for the Notes (including both a hypothetical Projected Total Redemption Amount and a hypothetical estimated yield equal to 3.33% per annum (compounded semiannually)) as determined by ML&Co. for purposes of illustrating the application of the Final Regulations to the Notes as if the Notes had been issued on March 23, 2004 and were scheduled to mature on December 23, 2011. The following table is for illustrative purposes only. The actual projected payment schedule for the Notes (including both the actual Projected Total Redemption Amount and the actual estimated yield) will be determined by ML&Co. on the Pricing Date and will depend upon actual market interest rates (and thus ML&Co.’s borrowing costs for debt instruments with comparable maturities) as of that date. The actual projected payment schedule for the Notes (including both the actual Projected Total Redemption Amount and the actual estimated yield) and the actual tax accrual table will be set forth in the final prospectus supplement delivered to investors in connection with the initial sale of the Notes.

Accrual Period	Interest deemed to accrue on Notes during accrual period (per unit)	Total interest deemed to have accrued on Notes as of end of accrual period (per unit)
March 23, 2004 through June 23, 2004	$0.0836	$0.0836
June 24, 2004 through December 23, 2004	$0.1679	$0.2515
December 24, 2004 through June 23, 2005	$0.1707	$0.4222
June 24, 2005 through December 23, 2005	$0.1735	$0.5957
December 24, 2005 through June 23, 2006	$0.1764	$0.7721
June 24, 2006 through December 23, 2006	$0.1794	$0.9515
December 24, 2006 through June 23, 2007	$0.1823	$1.1338
June 24, 2007 through December 23, 2007	$0.1854	$1.3192
December 24, 2007 through June 23, 2008	$0.1885	$1.5077
June 24, 2008 through December 23, 2008	$0.1916	$1.6993
December 24, 2008 through June 23, 2009	$0.1948	$1.8941
June 24, 2009 through December 23, 2009	$0.1980	$2.0921
December 24, 2009 through June 23, 2010	$0.2013	$2.2934
June 24, 2010 through December 23, 2010	$0.2047	$2.4981
December 24, 2010 through June 23, 2011	$0.2081	$2.7062
June 24, 2011 through December 23, 2011	$0.2116	$2.9178

Hypothetical Projected Total Redemption Amount = $12.9178 per unit

Non-U.S. Holders

A non-U.S. Holder will not be subject to United States Federal income taxes on payments of principal, premium (if any) or interest (including original issue discount, if any) on a Note, unless such non-U.S. Holder is a direct or indirect 10% or greater shareholder of ML&Co., a controlled foreign corporation related to ML&Co. or a bank receiving interest described in section 881(c)(3)(A) of the Internal Revenue Code of 1986, as amended (the “Code”). However, income allocable to non-U.S. Holders will generally be subject to annual tax reporting on IRS Form 1042-S. For a non-U.S. Holder to qualify for the exemption from taxation, any person, U.S. or foreign, that has control, receipt, or custody of an amount subject to withholding, or who can disburse or make payments of an amount subject to withholding (the “Withholding Agent”) must have received a statement that (a) is signed by the beneficial owner of the Note under penalties of perjury, (b) certifies that such owner is a non-U.S. Holder and (c) provides the name and address of the beneficial owner. The statement may generally be made on IRS Form W-8BEN (or other applicable form) or a substantially similar form, and the beneficial owner must inform the Withholding Agent of any change in the information on the statement within 30 days of that change by filing a new IRS Form W-8BEN (or other applicable form). Generally, an IRS Form W-8BEN provided without a U.S. taxpayer identification number will remain in effect for a period starting on the date the form is signed and ending on the last day of the third succeeding calendar year, unless a change in circumstances makes any information on the form incorrect. If a Note is held through a securities clearing organization or certain other financial institutions, the organization or institution may provide a signed statement to the Withholding Agent. Under certain circumstances, the signed statement must be accompanied by a copy of the applicable IRS Form W-8BEN (or other applicable form) or the substitute form provided by the beneficial owner to the organization or institution.

Under current law, a Note will not be includible in the estate of a non-U.S. Holder unless the individual is a direct or indirect 10% or greater shareholder of ML&Co. or, at the time of such individual’s death, payments in respect of such Note would have been effectively connected with the conduct by such individual of a trade or business in the United States.

Backup withholding

Backup withholding at the applicable statutory rate of United States Federal income tax may apply to payments made in respect of the Notes to registered owners who are not “exempt recipients” and who fail to provide certain identifying information (such as the registered owner’s taxpayer identification number) in the required manner. Generally, individuals are not exempt recipients, whereas corporations and certain other entities generally are exempt recipients. Payments made in respect of the Notes to a U.S. Holder must be reported to the IRS, unless the U.S. Holder is an exempt recipient or establishes an exemption. Compliance with the identification procedures described in the preceding section would establish an exemption from backup withholding for those non-U.S. Holders who are not exempt recipients.

In addition, upon the sale of a Note to (or through) a broker, the broker must withhold on the entire purchase price, unless either (a) the broker determines that the seller is a corporation or other exempt recipient or (b) the seller provides, in the required manner, certain identifying information (e.g., an IRS Form W-9) and, in the case of a non-U.S. Holder, certifies that such seller is a non-U.S. Holder (and certain other conditions are met). Such a sale must also be reported by the broker to the IRS, unless either (a) the broker determines that the seller is an exempt recipient or (b) the seller certifies its non-U.S. status (and certain other conditions are met). Certification of the registered owner’s non-U.S. status would be made normally on an IRS Form W-8BEN (or other applicable form) under penalties of perjury, although in certain cases it may be possible to submit other documentary evidence.

Any amounts withheld under the backup withholding rules from a payment to a beneficial owner would be allowed as a refund or a credit against such beneficial owner’s United States Federal income tax provided the required information is furnished to the IRS.

ERISA CONSIDERATIONS

Each fiduciary of a pension, profit-sharing or other employee benefit plan (a “plan”) subject to the Employee Retirement Income Security Act of 1974, as amended (“ERISA”), should consider the fiduciary standards of ERISA in the context of the plan’s particular circumstances before authorizing an investment in the Notes. Accordingly, among other factors, the fiduciary should consider whether the investment would satisfy the prudence and diversification requirements of ERISA and would be consistent with the documents and instruments governing the plan, and whether the investment would involve a prohibited transaction under Section 406 of ERISA or Section 4975 of the Internal Revenue Code (the “Code”).

Section 406 of ERISA and Section 4975 of the Code prohibit plans, as well as individual retirement accounts and Keogh plans subject to Section 4975 of the Internal Revenue Code (also “plans”) from engaging in certain transactions involving “plan assets” with persons who are “parties in interest” under ERISA or “disqualified persons” under the Code (“parties in interest”) with respect to the plan or account. A violation of these prohibited transaction rules may result in civil penalties or other liabilities under ERISA and/or an excise tax under Section 4975 of the Code for those persons, unless exemptive relief is available under an applicable statutory, regulatory or administrative exemption. Certain employee benefit plans and arrangements including those that are governmental plans (as defined in section 3(32) of ERISA), certain church plans (as defined in Section 3(33) of ERISA) and foreign plans (as described in Section 4(b)(4) of ERISA) (“non-ERISA arrangements”) are not subject to the requirements of ERISA or Section 4975 of the Code but may be subject to similar provisions under applicable federal, state, local, foreign or other regulations, rules or laws (“similar laws”).

The acquisition of the Notes by a plan with respect to which we, MLPF&S, or certain of our affiliates is or becomes a party in interest may constitute or result in prohibited transaction under ERISA or Section 4975 of the Code, unless those Notes are acquired pursuant to and in accordance with an applicable exemption. The U.S. Department of Labor has issued five prohibited transaction class exemptions, or “PTCEs”, that may provide exemptive relief if required for direct or indirect prohibited transactions that may arise from the purchase or holding of the Notes. These exemptions are:

(1)	PTCE 84-14, an exemption for certain transactions determined or effected by independent qualified professional asset managers;

(2)	PTCE 90-1, an exemption for certain transactions involving insurance company pooled separate accounts;

(3)	PTCE 91-38, an exemption for certain transactions involving bank collective investment funds;

(4)	PTCE 95-60, an exemption for transactions involving certain insurance company general accounts; and

(5)	PTCE 96-23, an exemption for plan asset transactions managed by in-house asset managers.

The Notes may not be purchased or held by (1) any plan, (2) any entity whose underlying assets include “plan assets” by reason of any plan’s investment in the entity (a “plan asset entity”) or (3) any person investing “plan assets” of any plan, unless in each case the purchaser or holder is eligible for the exemptive relief available under one or more of the PTCEs listed above or another applicable similar exemption. Any purchaser or holder of the Notes or any interest in the Notes will be deemed to have represented by its purchase and holding of the Notes that it either (1) is not a plan or a plan asset entity and is not purchasing those Notes on behalf of or with “plan assets” of any plan or plan asset entity or (2) with respect to the purchase or holding, is eligible for the exemptive relief available under any of the PTCEs listed above or another applicable exemption. In addition, any purchaser or holder of the Notes or any interest in the Notes which is a non-ERISA arrangement will be deemed to have represented by its purchase and holding of the Notes that its purchase and holding will not violate the provisions of any similar law.

Due to the complexity of these rules and the penalties that may be imposed upon persons involved in non-exempt prohibited transactions, it is important that fiduciaries or other persons considering purchasing the Notes on behalf of or with “plan assets” of any plan, plan asset entity or non-ERISA arrangement consult with their counsel regarding the availability of exemptive relief under any of the PTCEs listed above or any other applicable exemption, or the potential consequences of any purchase or holding under similar laws, as applicable.

USE OF PROCEEDS AND HEDGING

The net proceeds from the sale of the Notes will be used as described under “Use of Proceeds” in the accompanying prospectus and to hedge market risks of ML&Co. associated with its obligation to pay the principal amount and the Supplemental Redemption Amount, if any.

WHERE YOU CAN FIND MORE INFORMATION

We file reports, proxy statements and other information with the SEC. Our SEC filings are also available over the Internet at the SEC’s web site at http://www.sec.gov. The address of the SEC’s Internet site is provided solely for the information of prospective investors and is not intended to be an active link. You may also read and copy any document we file at the SEC’s public reference rooms in Washington, D.C. and New York, New York. Please call the SEC at 1-800-SEC-0330 for more information on the public reference rooms and their copy charges. You may also inspect our SEC reports and other information at the New York Stock Exchange, Inc., 20 Broad Street, New York, New York 10005.

We have filed a registration statement on Form S-3 with the SEC covering the Notes and other securities. For further information on ML&Co. and the Notes, you should refer to our registration statement and its exhibits. The prospectus accompanying this prospectus supplement summarizes material provisions of contracts and other documents that we refer you to. Because the prospectus may not contain all the information that you may find important, you should review the full text of these documents. We have included copies of these documents as exhibits to our registration statement.

You should rely only on the information contained or incorporated by reference in this prospectus supplement and the accompanying prospectus. We have not, and the underwriter has not, authorized any other person to provide you with different information. If anyone provides you with different or inconsistent information, you should not rely on it. We are not, and the underwriter is not, making an offer to sell these securities in any jurisdiction where the offer or sale is not permitted.

You should assume that the information appearing in this prospectus supplement and the accompanying prospectus is accurate as of the date on the front cover of this prospectus supplement only. Our business, financial condition and results of operations may have changed since that date.

UNDERWRITING

MLPF&S has agreed, subject to the terms and conditions of the underwriting agreement and a terms agreement, to purchase from ML&Co. $             aggregate principal amount of Notes. The underwriting agreement provides that the obligations of the underwriter are subject to certain conditions and that the underwriter will be obligated to purchase all of the Notes if any are purchased.

The underwriter has advised ML&Co. that it proposes initially to offer all or part of the Notes directly to the public at the offering prices set forth on the cover page of this prospectus supplement and that it may offer a part of the Notes to certain dealers at a price that represents a concession not in excess of     % of the original public offering prices of the Notes. The underwriter may allow, and such dealer may reallow, a concession not in excess of     % of the original public offering prices of the Notes to certain other dealers. After the initial public offering, the public offering prices and concessions may be changed. The underwriter is offering the Notes subject to receipt and acceptance and subject to the underwriter’s right to reject any order in whole or in part. Proceeds to be received by ML&Co. will be net of the underwriting discount and expenses payable by ML&Co.

MLPF&S, a broker-dealer subsidiary of ML&Co. is a member of the National Association of Securities Dealers, Inc. and will participate in distributions of the Notes. Accordingly, offerings of the Notes will conform to the requirements of Rule 2720 of the Conduct Rules of the NASD.

The underwriter is permitted to engage in certain transactions that stabilize the price of the Notes . These transactions consist of bids or purchases for the purpose of pegging, fixing or maintaining the price of the Notes.

If the underwriter creates a short position in the Notes in connection with the offering, i.e., if it sells more units of the Notes than are set forth on the cover page of this prospectus supplement, the underwriter may reduce that short position by purchasing units of the Notes in the open market. In general, purchases of a security for the purpose of stabilization or to reduce a short position could cause the price of the security to be higher than it might be in the absence of these purchases. “Naked” short sales are sales in excess of the underwriter’s overallotment option or, where no overallotment option exists, sales in excess of the number of units an underwriter has agreed to purchase from the issuer. Because MLPF&S, as underwriter for the Notes, has no overallotment option, it would be required to closeout a short position in the Notes by purchasing Notes in the open market. Neither ML&Co. nor the underwriter makes any representation or prediction as to the direction or magnitude of any effect that the transactions described above may have on the price of the Notes. In addition, neither ML&Co. nor the underwriter makes any representation that the underwriter will engage in these transactions or that these transactions, once commenced, will not be discontinued without notice.

MLPF&S may use this prospectus supplement and the accompanying prospectus for offers and sales related to market-making transactions in the Notes. MLPF&S may act as principal or agent in these transactions, and the sales will be made at prices related to prevailing market prices at the time of sale.

VALIDITY OF THE NOTES

The validity of the Notes will be passed upon for ML&Co. and for the underwriter by Sidley Austin Brown & Wood LLP, New York, New York.

EXPERTS

The consolidated financial statements and the related financial statement schedule incorporated in this prospectus supplement by reference from the Annual Report on Form 10-K of Merrill Lynch & Co., Inc. and subsidiaries for the year ended December 26, 2003 have been audited by Deloitte & Touche LLP, independent auditors, as stated in their reports (which express an unqualified opinion, and which report on the consolidated financial statements includes an explanatory paragraph for the change in accounting method in 2002 for goodwill amortization to conform to Statement of Financial Accounting Standards No. 142, Goodwill and Other Intangible Assets), which are incorporated herein by reference, and have been so incorporated in reliance upon the reports of such firm given upon their authority as experts in accounting and auditing.

INDEX OF CERTAIN DEFINED TERMS

Page
Ending Value	S-4
business day	S-15
Calculation Day	S-12
Calculation Period	S-12
Basket Business Day	S-12
Market Disruption Event	S-14
Minimum Redemption Amount	S-4
Notes	S-1
Participation Rate	S-4
Pricing Date	S-3
Projected Total Redemption Amount	S-31
Starting Value	S-4
successor index	S-14
Supplemental Redemption Amount	S-4

1,000,000 Units

Merrill Lynch & Co., Inc.

97% Protected Notes Linked to the Performance of the

Global Equity Basket

due January     , 2012

(the “Notes”)

$10 principal amount per unit

PROSPECTUS SUPPLEMENT

Merrill Lynch & Co.

April     , 2004